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                                 March 7, 2005

VIA ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Neil Miller

            Re:   Reckson Associates Realty Corp.
                  Amendment No. 1 to Form S-3
                  (Registration No. 333-118001)
                  ----------------------------------

Ladies and Gentlemen:

          On behalf of Reckson Associates Realty Corp., a Maryland corporation (the "Company"), we hereby electronically transmit pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the "Commission") this letter relating to Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-118001) of the Company, which was filed with the Commission on February 18, 2005.

          This letter responds to the comment of the staff of the Commission (the "Staff") set forth in the Staff's letter dated February 24, 2005 (the "Comment Letter").

          Set forth below is the Company's response to the comment raised in the Comment Letter. For the convenience of the Staff, we have reproduced the Staff's comment in italics.

Prospectus Cover Page, page 1
-----------------------------

     1. Supplementary, please tell us the date the units of limited partnership interest in Reckson Operating Partnership Limited Partnership were issued to the selling shareholders listed on page 54 of the marked prospectus. Further, please tell us the exemption from


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SIDLEY AUSTIN BROWN & WOOD LLP                                  NEW YORK

Securities and Exchange Commission
March 7, 2005
Page 2

registration on which you relied for the issuance of these units and the date these units were first redeemable.

     Response: On September 30, 1995, Reckson Operating Partnership, L.P. (the "Operating Partnership") issued 263,340 units of limited partnership interest ("Units") to 125 Baylis Road, L.L.C. in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof. The Units were first redeemable on June 2, 1997. Robert Heller, Samuel R. Schwartz and Trust F/B/O Esther R. Heller are members of 125 Baylis Road, L.L.C.

     On January 6, 1998, the Operating Partnership issued 513,259 Units to Frequency Electronics, Inc. in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Units were first redeemable on January 6, 2000.

     On April 21, 1998, the Operating Partnership issued 1,979 Units to Fairfield Associates LLC in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Units were first redeemable on April 21, 2000.

     On August 13, 1998, the Operating Partnership issued 25,036 Units to Mitchell Wolff and 25,036 Units to Joel Hoffman in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Units were first redeemable on August 13, 2000.

     On October 17, 1997, the Operating Partnership issued 153,688 Units to Robert Hodes and 48,533 Units to Robert Hodes and Alfred Moses, as Trustees under the Will of Robert Hodes, in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Units were first redeemable on October 17, 1998.

                                  ***********

     Please contact the undersigned at (212) 839-5632 or J. Gerard Cummins at
(212) 839-5374 should you require further information or have any questions.

                                       Very truly yours,

                                       /s/ Meaghan M. O'Toole

                                       Meaghan M. O'Toole
cc:   Jason M. Barnett, Esq.
      Francis Sheehan, Esq.